UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rayonier Advanced Materials, Inc.

File No. 1-36285 - CF#37064

Rayonier Advanced Materials, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Rayonier Advanced Materials, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11	10-12B	January 29, 2014	through December 31, 2020
10.12	10-12B	January 29, 2014	through December 31, 2020
10.1	8-K	March 17, 2016	through December 31, 2020
10.1	10-Q	August 3, 2017	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary